FOIA Confidential Treatment
Requested by Allegheny Energy, Inc.
AYE-0101

[AYE Letterhead]
Via EDGAR and Overnight Delivery
November 19, 2007
Mr. James Allegretto
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-3561
Mail Stop 0308

RE:	Allegheny Energy, Inc. (“Allegheny”) Form 10-K for the Fiscal Year Ended December 31, 2006 Filed February 28, 2007 File No. 1-267
Dear Mr. Allegretto:
We previously filed our response to the questions contained in your letter to Philip L. Goulding dated August 28, 2007 regarding the above-referenced filing.
Item 5 in your letter and in our response related to our accounting for the acquisition of Merrill Lynch’s energy marketing and trading business in 2001, as well as how we intend to account for the acquisition of Merrill Lynch’s interest in AE Supply, should we be required to acquire such interest upon the resolution of the lawsuit.
Our response also referred to an August 31, 2007 appellate court decision in our litigation with Merrill Lynch, and noted that we filed a Form 8-K on September 5, 2007 to disclose this development.
We also discussed certain matters with you by telephone relating to the potential accounting impact of the recent appellate court decision on Allegheny’s interim financial statements for the quarter ended September 30, 2007.
This letter is written in response to your oral request to document Allegheny’s position with respect to two matters that Allegheny staff recently discussed with you by telephone.
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*** Confidential treatment under FOIA is requested by Allegheny Energy, Inc.

FOIA Confidential Treatment
Requested by Allegheny Energy, Inc.
AYE-0101

Because of the sensitive nature of the information contained herein, this submission is accompanied by a request for confidential treatment for portions of this letter. Allegheny is requesting confidential treatment in connection with the Freedom of Information Act (“FOIA”) and has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with that request.
If you have any questions regarding our response to staff comments, or need any additional information, you may contact me at (724) 838-6986.
Sincerely,
/s/ Philip L. Goulding
Philip L. Goulding
Senior Vice President and
Chief Financial Officer
*** Confidential treatment under FOIA is requested by Allegheny Energy, Inc.